

05040790

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BB 4/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-46477

REPORT FOR THE PERIOD BEGINNING	01/01/04	AND ENDING	12/31/04
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pactual Capital Corporation

Official Use Only

FIRM ID. NO.


SEC MAIL
RECEIVED
PROCESSING
MAR 31 2005
WASH. D.C.
152
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

527 Madison Avenue 11th floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christina de Castro (212) 702-4103

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	10017
(ADDRESS) Number and Street State	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
APR 25 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Christina de Castro, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Pactual Capital Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.





CAROLINA V. ARANGUIZ
Notary Public, State of New York
No. 01AR6114816
Qualified in Queens County
Commission Expires August 23, 2008

Christina de Castro
General Principal
Pactual Capital Corporation

Notary Public

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
X	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
X	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of Consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder of
Pactual Capital Corporation:

We have audited the accompanying statement of financial condition of Pactual Capital Corporation, a wholly owned subsidiary of Pactual Capital International, as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pactual Capital Corporation at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 22, 2005

PACTUAL CAPITAL CORPORATION
(A Wholly Owned Subsidiary of Pactual Capital International)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	10,803,737
Cash segregated under Federal and other regulations		50,817
Receivables from broker-dealers and clearing organizations		2,327,475
Receivables from affiliates		695,772
Furniture, equipment, and leasehold improvements net of accumulated depreciation and amortization of $936,710		1,786,744
Other assets		149,552
Total assets	$	15,814,097
Liabilities and Shareholder's Equity		
Accounts payable, accrued expenses, and other liabilities	$	2,324,085
Total liabilities		2,324,085
Shareholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding		10
Additional paid-in capital		13,129,990
Retained earnings		360,012
Total shareholder's equity		13,490,012
Total liabilities and shareholder's equity	$	15,814,097

See accompanying notes to statement of financial condition.

PACTUAL CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Pactual Capital International)

Notes to Statement of Financial Condition

December 31, 2004

(1) Organization

Pactual Capital Corporation (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a nonclearing member of the National Association of Securities Dealers, Inc. (the NASD). The Company is wholly owned by Pactual Capital International (the Parent).

The Company acts as a broker for Brazilian equity securities under an agreement with a foreign affiliate pursuant to the requirements of SEC Rule 15a-6. The Company also acts as a broker for American Depositary Receipts (ADRs) to U.S. institutional investors.

The Company provides investment management advice and consulting services to an affiliate under various agreements and also conducts Brazilian market research on behalf of U.S. investors. Additionally, the Company participates in underwriting securities as a member of syndicate groups.

(2) Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts readily convertible into cash and highly liquid investments with original maturities of three months or less.

Investment Banking

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company participated as a member of a syndicate group. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commission income and related expenses are recorded in the statement of income on a trade date basis as securities transactions occur.

Investment Advisory Fees

Investment advisory fees are accrued on a quarterly basis as earned.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at amortized cost in the statement of financial condition and are depreciated on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the terms of the respective lease.

Income Taxes

The Company records income taxes utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

(3) Commitments

During 2004, the Company leased office space under an agreement that expired in September 2004. In March 2004 the Company replaced the lease agreement and entered into a new lease agreement which expires in July 2014. The following table sets forth the Company's minimum operating lease commitments as of December 31, 2004:

Year ending:		
2005	$	333,623
2006		366,986
2007		400,348
2008		400,348
2009		416,387
Years thereafter to expiration of lease		2,011,350
	$	3,929,042

(4) Related Party Transactions

The Company has an agreement (the Agreement) with an affiliate, pursuant to Rule 15a-6 of the Act, which among other terms and conditions, provides that commissions generated pursuant to certain customer transactions are divided evenly between the Company and the affiliate.

The Company receives fees from an affiliate for consulting services provided. The fees earned are primarily based on the costs incurred by the Company for providing the services.

The Company has agreements with affiliates to provide investment management services. The fees earned are based on arms length pricing comparable to what the Company would have earned if the transactions were entered into with an unrelated third party.

The Company has deposited $297,478 in a floating interest bearing account with an affiliated company, as of December 31, 2004. The amount is included in the cash and cash equivalents balance as of December 31, 2004.

On September 23, 2004, the Company entered into a temporary subordinated loan agreement, with the Parent in the amount of $60,000,000. The scheduled maturity date of loan was November 12, 2004. The Company repaid the loan within five days of receipt.

(5) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method in computing regulatory capital, which requires that the Company maintain net capital, as defined, to be the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2004, the Company's net capital was $8,349,030, which was $8,099,030 in excess of its required net capital of $250,000.

(6) Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve executions and settlement of various securities transactions as agent. As a result, the Company is exposed to risk of loss on these transactions in the event customers, other brokers and dealers, depositories or banks are unable to fulfill their contractual obligations. Pursuant to its agreement with its clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors and Shareholder of
Pactual Capital Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Pactual Capital Corporation (the Company), a wholly owned subsidiary of Pactual Capital International, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in the relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 22, 2005